EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

September 30, 2013
Assets
Current assets:
Cash and cash equivalents	$11,514
Receivables, net	318,203
Income tax receivable	4,912
Inventories	124,859
Deferred income taxes	22,234
Prepaid expenses and other current assets	6,754

Total current assets	488,476
Property, plant and equipment, net	506,526
Goodwill	44,057
Identifiable intangible and other assets, net	180,212

Total	$1,219,271

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$241,064

Total current liabilities	241,064
Long-term debt	132,310
Deferred income taxes	81,811
Other long-term liabilities	61,556
Parent’s net investment:
Parent’s net investment	706,859
Accumulated other comprehensive loss	(4,329)

Total parent’s net investment	702,530

Total	$1,219,271

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Nine Months Ended September 30, 2013
Net sales	$3,101,354
Cost of sales	2,457,673

Gross profit	643,681
Operating costs and expenses:
Selling and distribution	457,386
General and administrative	47,392
Amortization of intangibles	1,611
Facility closing and reorganization costs	4,948
Impairment of long-lived assets	6,394

Total operating costs and expenses	517,731

Operating income	125,950
Other expense:
Interest expense	8,761
Other expense, net	76,520

Total other expense	85,281

Income from continuing operations before income taxes	40,669
Income taxes	16,545

Income from continuing operations	24,124
Loss from discontinued operations, net of tax	(23)
Loss on sale of discontinued operations, net of tax	(2,100)

Net income	22,001
Other comprehensive income, net of tax	111

Comprehensive income	$22,112